UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

Bioanalytical Systems, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09058M103
(CUSIP Number)

Seth W. Hamot
Costa Brava Partnership III L.P.
222 Berkeley Street
Boston, MA 02116
(617) 595-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Jeffrey R. Katz, Esq.
Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7000

December 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 09058M103
SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Costa Brava Partnership III L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,099,750*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	1,099,750*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		15.8%**
14.	TYPE OF REPORTING PERSON PN

* Consists of Common Stock and shares issuable upon exercise of Warrants and conversion of the Issuer’s 6% Series A Convertible Preferred Stock.

** Based on 6,945,631 shares of Common Stock outstanding as of September 30, 2011 and as of December 22, 2011, as reported in the Form 10-K for the period ended September 30, 2011 filed by the Issuer on December 29, 2011.

CUSIP Number 09058M103

1.	NAME OF REPORTING PERSON Roark, Rearden & Hamot, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,099,750*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	1,099,750*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		15.8%**
14.	TYPE OF REPORTING PERSON OO

* Consists of Common Stock and shares issuable upon exercise of Warrants and conversion of the Issuer’s 6% Series A Convertible Preferred Stock.

** Based on 6,945,631 shares of Common Stock outstanding as of September 30, 2011 and as of December 22, 2011, as reported in the Form 10-K for the period ended September 30, 2011 filed by the Issuer on December 29, 2011.

CUSIP Number 09058M103

1.	NAME OF REPORTING PERSON Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,099,750*
	8.	SHARED VOTING POWER	-0-
	9.	SOLE DISPOSITIVE POWER	1,099,750*
	10.	SHARED DISPOSITIVE POWER	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		15.8%**
14.	TYPE OF REPORTING PERSON IN, HC

* Consists of Common Stock and shares issuable upon exercise of Warrants and conversion of the Issuer’s 6% Series A Convertible Preferred Stock.

** Based on 6,945,631 shares of Common Stock outstanding as of September 30, 2011 and as of December 22, 2011, as reported in the Form 10-K for the period ended September 30, 2011 filed by the Issuer on December 29, 2011.

CUSIP Number 09058M103

SCHEDULE 13D
Item 1.	Security and Issuer

This statement relates to the shares of common stock, no par value (the “Common Stock”) of Bioanalytical Systems, Inc., an Indiana corporation (the “Issuer”), which has  its principal executive offices at 2701 Kent Avenue, West Lafayette, IN 47906-1382.

Item 2.	Identity and Background

This statement is filed on behalf of (1) Costa Brava Partnership III L.P., a Delaware limited partnership (“Costa Brava”); (2) Roark, Rearden and Hamot, LLC, a Delaware limited liability company; and (3) Seth W. Hamot, a United States citizen.  Each of the parties named in this Item 2 is referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.

Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava.  The principal business of Costa Brava Partnership III L.P. is to make investments in, buy, sell, hold, pledge and assign securities.  The principal business of Roark, Rearden and Hamot, LLC is to act as general partner of Costa Brava.  The principal business address of each Reporting Person is 222 Berkeley Street, 17th Floor, Boston, MA 02116.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired with working capital set aside for the general purpose of investing.  All shares of Common Stock reported as beneficially owned by the Reporting Persons are directly held by Costa Brava Partnership III L.P.

Item 4.	Purpose of Transaction

On December 28, 2011, Seth W. Hamot was elected as a director to serve on the board of directors of the Issuer.  Prior to the Reporting Person’s election, the Reporting Persons acquired the Common Stock listed on the cover pages of this Schedule 13D.  The Common Stock was acquired for investment purposes and not for the purpose of acquiring control of the Issuer.

The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them.

CUSIP Number 09058M103

Item 5.	Interest in Securities of Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The Reporting Persons have the sole power to vote and sole power to dispose of the shares of Common Stock to which this Statement relates.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.	Materials to be Filed as Exhibits

Exhibit A – Joint Filing Agreement (annexed)

CUSIP Number 09058M103

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  January 9, 2012

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot

CUSIP Number 09058M103

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  January 9, 2012

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot